Exhibit 99.1

Mountain Province Updates Gahcho Kué Diamond Mine Development

  Overall project more than 70 percent complete
  On plan and budget for first production in H2 2016

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Oct. 6, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that development of the Gahcho Kué diamond mine is progressing according to plan and budget with the overall project more than 70 percent complete. The safety performance at Gahcho Kué remains good with no lost-time injuries over the past 18 months. Detailed engineering and procurement are both complete and the process plant and truck maintenance buildings are on track to be enclosed by the end of October.

Patrick Evans, Mountain Province President and CEO, commented: "We're on track for first production in H2 2016. Key areas of focus are contractor productivity and preparation for operational readiness."

Mr. Evans added: "Gahcho Kué continues to meet our lending group's tests-to-completion and further draw-downs against the Company's US$370M project finance facility have been approved. We have drawn down US$137M against the facility and expect to have drawn down a total of US$158M by yearend."

Staffing at Gahcho Kué has peaked at approximately 600 on-site employees and contractors and will now begin to decline in the months ahead as major construction projects are completed. During production there will be approximately 400 employees at Gahcho Kué.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond mine.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:11e 06-OCT-15